Exhibit 99.19

Date: 21/04/2011	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CREAM MINERALS LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	20-05-2011
Record Date for Voting (if applicable) :	20-05-2011
Beneficial Ownership Determination Date :	20-05-2011
Meeting Date :	23-06-2011
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	225263508	CA2252635081

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for CREAM MINERALS LTD.